FILED BY TEXAS INSTRUMENTS INCORPORATED

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12 AND RULE 14d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SILICON LABORATORIES INC.

COMMISSION FILE NO. 000-29823

Wednesday, February 4, 2026 at 6:41:41 AM Central Standard Time

Subject:	Re: Strengthening our wireless connectivity position by acquiring Silicon Labs

Date:	Wednesday, February 4, 2026 at 6:34:15 AM Central Standard Time

From:	Kost, Marian

Team,

Today is an exciting day as TI announced its agreement to acquire Silicon Labs.

Our team is familiar with Silicon Labs’ wireless connectivity portfolio and has great respect for its position in the market. We’ve seen Silicon Labs’ impressive ~15% compound annual revenue growth (CAGR) since 2014, and I am excited about the opportunity to bring our passion for innovation and engineering excellence together.

Demand for wireless connectivity products continues to grow as more devices get connected across more end equipments, and this announcement shows TI’s commitment to accelerating progress in wireless connectivity. With Silicon Labs, we will enhance our leadership position in embedded wireless connectivity, building on the foundation set by our team. We’ll have the opportunity to scale and sell more products, leveraging our unique manufacturing capabilities and an expanded wireless connectivity portfolio with additional protocols and security features, essential to support more customers and their designs.

As you likely read in Haviv’s email, we will be able to welcome Silicon Labs employees to TI and work more closely together after the transaction closes, which we expect to occur in the first half of 2027, subject to required regulatory approvals and other customary closing conditions. There are no changes to how our team is structured or operates today. TI and Silicon Labs remain independent until closing.

Right now, we need to continue to act with urgency to achieve our 2026 must dos and execute our product roadmaps, as planned. Please stay focused on the work we have in front of us and put our customers first. Now is the time to accelerate our growth. I expect each of us to remain highly accountable as we work together to make this happen.

I will be available to answer questions about this announcement at our Connectivity Town Hall on Thursday, February 19. Our team has exciting opportunities ahead of us – I look forward to working alongside you all through this journey.

Marian

For reference, this message was sent to the Connectivity organization and support teams.

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From: Ron, Amichai <amichai@ti.com>

Date: Wednesday, February 4, 2026

Subject: Strengthening our wireless connectivity position by acquiring Silicon Labs

I’m thrilled about the news today announcing our agreement to acquire Silicon Labs. Bringing together our two portfolios and teams accelerates the work we have been doing to strengthen our embedded processing business.

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Together, we will be a leader in embedded wireless connectivity and have greater opportunities to win and expand our business. The addition of Silicon Labs’ portfolio and expertise will enhance our technology, IPs and engineering skillset, scaling our capabilities in RF, mixed signal solutions and software. Our combined portfolio will allow us to provide more products that support a variety of wireless connectivity standards and protocols to our customers.

What’s especially exciting about this transaction is the compelling growth potential. With more devices getting connected every day, growth in this market is outpacing the overall semiconductor market. Silicon Labs has developed a strong and diverse position in Industrial, where we know long-term secular content growth is happening.

I know you, like me, will be eager to start moving forward with Silicon Labs. We are at the beginning of this process, and there are many steps our teams will be working through before the transaction is completed. We expect the transaction to close in the first half of 2027, subject to required regulatory approvals and other customary closing conditions, and an integration team will be established to work through the details. In the meantime, product roadmaps will continue as planned, and both companies will operate independently until the transaction is completed.

We have a great opportunity in front of us, but we must stay focused on our 2026 must dos, mainly to grow. We’ve worked hard to strengthen our embedded processing business and now is the time to build upon our progress. I expect the team to act with urgency to accelerate revenue growth by converting pending to wins.

I will discuss this announcement in more detail at our Town Hall on Wednesday, February 11. I look forward to continuing this journey with each of you and am excited about the opportunities ahead.

Amichai

For reference, this message was sent to the Embedded Processing and Specialized Products & Services organization and support teams.

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From: Ilan, Haviv <havivi@ti.com>

Date: Wednesday, February 4, 2026

Subject: TI to acquire Silicon Labs

TI Information – Selective Disclosure

I am pleased to announce that TI has signed a definitive agreement to acquire Silicon Labs.

This acquisition marks an exciting step in our journey to strengthen our embedded processing business - a journey many of you have been an important part of. Our efforts have improved our competitiveness and strengthened our embedded portfolio. Now is the right time to accelerate our progress with Silicon Labs and better serve our customers.

Silicon Labs and TI are a strong cultural and strategic fit. Together, we will create a global leader in embedded wireless connectivity, adding 1,200 Silicon Labs products that support a variety of wireless connectivity standards and protocols. We will be able to reshore Silicon Labs’ manufacturing from external foundries and leverage our 300mm wafer fab manufacturing, including in Lehi, Utah, as well as our internal assembly and test capabilities. Our defined process technologies, including 28nm, are optimized for Silicon Labs’ wireless connectivity portfolio. And we will be able to deepen customer engagements by utilizing our extensive sales channels to scale and sell more to our combined customer base.

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Our teams share the same high-performing culture, values and ethical principles that define who we are and how we behave. We are both driven by our love of solving customer problems and delivering cutting-edge technologies. I have deep respect for Silicon Labs’ technical expertise and talent, winning spirit and impressive results. They are the ideal addition to our team.

We will be able to welcome Silicon Labs employees to TI and work more closely together after the transaction closes, which we expect in the first half of 2027. In the meantime, there is no change to our operations – both companies will operate independently until the transaction is complete.

Together, our people, technologies, and businesses can do far more than either can do alone, which we believe will be recognized by our customers, shareholders and employees. I couldn’t be more excited about the opportunities ahead.

Haviv

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Additional information and where to find it

In connection with the proposed transaction, Silicon Labs plans to file a proxy statement with the Securities and Exchange Commission (“SEC”) with respect to a special meeting of stockholders for purposes of obtaining stockholder approval of the proposed transaction. STOCKHOLDERS OF SILICON LABS ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN) AND OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTION THAT SILICON LABS WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Stockholders and investors will be able to obtain free copies of the proxy statement and other relevant materials (when available) and other documents filed by Silicon Labs at the SEC’s website at www.sec.gov. Copies of the proxy statement (when available) and the filings that will be incorporated by reference therein may also be obtained, without charge, by contacting Silicon Labs’ Investor Relations at investor.relations@silabs.com or (512) 416-8500.

Participants in Solicitation

Texas Instruments, Silicon Labs and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Texas Instruments’ directors and executive officers is available in (a) Texas Instruments’ Annual Report on Form 10-K for the fiscal year ended December 31, 2024, including under the headings “ITEM 10. Directors, executive officers and corporate governance,” “ITEM 11. Executive compensation,” “ITEM 12. Security ownership of certain beneficial owners and management and related stockholder matters” and “ITEM 13. Certain relationships and related transactions, and director independence,” which was filed with the SEC on February 14, 2025, and can be found at www.sec.gov; (b) Texas Instruments’ definitive proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on March 5, 2025, under the headings “Election of directors,” “Executive compensation,” and “Security ownership of directors and management,” and can be found at www.sec.gov; and (c) subsequently filed Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. To the extent holdings of Texas Instruments’ securities by its directors or executive officers have changed since the amounts set forth in Texas Instruments’ proxy statement for its 2025 annual meeting of stockholders, such changes have been or will be reflected on Forms 3, 4 and 5, filed with the SEC (which can be found at www.sec.gov). Copies of the documents filed with the SEC by Texas Instruments will be available free of charge through the website maintained by the SEC at www.sec.gov and Texas Instruments’ website at https://investor.ti.com/. Information regarding Silicon Labs’ directors and executive officers is available in (a) Silicon Labs’ Annual Report on Form 10-K for the fiscal year ended December 28, 2024, including under the headings “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 13. Certain Relationships, Related Transactions, and

Director Independence,” which was filed with the SEC on February 4, 2025, and can be found at www.sec.gov; (b) Silicon Labs’ definitive proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on March 12, 2025, under the headings “Proposal One: Election of Directors,” “Ownership of Securities,” “Executive Officers,” and “Compensation Discussion and Analysis,” and can be found at www.sec.gov; and (c) subsequently filed Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. To the extent holdings of Silicon Labs’ securities by its directors or executive officers have changed since the amounts set forth in Silicon Labs’ proxy statement for its 2025 annual meeting of stockholders, such changes have been or will be reflected on Forms 3, 4 and 5, filed with the SEC (which can be found at www.sec.gov). Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in Silicon Labs’ definitive proxy statement and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and stockholders should read the proxy statement carefully when it becomes available before making any voting or investment decisions. Copies of these documents may be obtained, free of charge, from the sources indicated above.

Non-GAAP Financial Measures

This presentation includes certain non-GAAP financial measures, including free cash flow and free cash flow per share, which are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and may be different from non-GAAP financial measures used by other companies. These non-GAAP financial measures are presented to provide investors with additional information and should not be considered in isolation or as a substitute for financial measures calculated in accordance with GAAP.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder. Such statements include statements concerning anticipated future events and expectations that are not historical facts. Any statements about Texas Instruments’ (“Texas Instruments”) or Silicon Labs’ (“Silicon Labs”) plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions or the negative thereof. Such forward-looking statements include but are not limited to statements about the benefits of the proposed transaction, including future financial and operating results, Texas Instruments’ or Silicon Labs’ plans, objectives, expectations and intentions, the expected timing of completion of the proposed transaction and other statements that are not historical facts. Actual results may vary materially from those expressed or implied by forward-looking statements based on a number of factors, including, without limitation: (1) risks related to the consummation of the proposed transaction, including the risks that (a) the proposed transaction may not be consummated within the anticipated time period, or at all, (b) the parties may fail to obtain Silicon Labs stockholder approval of the merger agreement, (c) the parties may fail to secure the termination or expiration of any waiting period applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or obtain other required governmental and regulatory approvals, and (d) other conditions to the consummation of the proposed transaction under the merger agreement may not be satisfied; (2) the effects that any termination of the merger agreement may have on Texas Instruments or Silicon Labs or their respective businesses, including the risks that Texas Instruments’ or Silicon Labs’ stock price may decline significantly if the proposed transaction is not completed; (3) the effects that the announcement or pendency of the proposed transaction may have on Texas Instruments or Silicon Labs and their respective businesses, including the risks that as a result (a) Texas Instruments’ or Silicon Labs’ business, operating results or stock price may suffer, (b) Texas Instruments’ or Silicon Labs’ current plans and operations may be disrupted, (c) Texas Instruments’ or Silicon Labs’ ability to retain or recruit key employees may be adversely affected, (d) Texas Instruments’ or Silicon Labs’ business relationships (including, customers and suppliers) may be adversely affected, or (e) Texas Instruments’ or Silicon Labs’ management’s or employees’ attention may be diverted from other important matters; (4) the effect of limitations that the merger agreement places on Silicon Labs’ ability to operate its business, return capital to stockholders or engage in alternative transactions; (5) the nature, cost and outcome of pending and future litigation and other legal proceedings, including any such proceedings related to the proposed transaction and instituted against Silicon Labs and others; (6) the risk that the proposed transaction and related transactions may involve unexpected costs, liabilities or delays; (7) other economic, business, competitive, legal, regulatory, and/or tax factors, including the impact of the current global memory chip shortage; and (8) other factors described in the reports of (a) Texas Instruments filed with the SEC, including but not limited to the risks described in Texas Instruments’ Annual Report on Form 10-K for its fiscal year ended December 31, 2024, which was filed with the SEC on February 14, 2025, and Texas Instruments’ Quarterly Reports on Form 10-Q, and that are otherwise described or updated from time to time in other filings with the SEC and (b) Silicon Labs filed with the SEC, including but not limited to the risks described in Silicon Labs’ Annual Report on Form

10-K for its fiscal year ended December 28, 2024, which was filed with the SEC on February 4, 2025, and Silicon Labs’ Quarterly Reports on Form 10-Q, and that are otherwise described or updated from time to time in other filings with the SEC. All forward-looking statements attributable to Texas Instruments or Silicon Labs, or persons acting on Texas Instruments’ or Silicon Labs’ behalf, are expressly qualified in their entirety by this cautionary statement. Further, each of Texas Instruments and Silicon Labs disclaims any obligation to update the information in this communication or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.